UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No.           )

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached are (i) a joint press release distributed by the Company and Microsemi Corporation on March18, 2015; (ii) an email sent to employees of the Company on March 18, 2015; and (iii) slides presented to employees of the Company on March 18, 2015.

MICROSEMI FINANCIAL CONTACT: John W. Hohener
Executive Vice President and CFO
Phone: (949) 380-6100

MICROSEMI INVESTOR CONTACT: Robert C. Adams
Vice President of Corporate Development
Phone: (949) 380-6100

VITESSE FINANCIAL CONTACT:
Marty McDermut
CFO
Phone: (805) 388-3700
Email: invest@vitesse.com

VITESSE INVESTOR AND MEDIA CONTACT:
Ronda Grech
Vice President, Communications
Phone: (805) 388-3700
Email: pressrelations@vitesse.com

Microsemi Corporation to Acquire Vitesse Semiconductor Corporation

•      Expands differentiated technology offering for strategic communication infrastructure applications and customers

•      Increases traction in carrier, enterprise and industrial-IoT markets enabling broader solution sale

•      Delivers immediate EPS accretion and synergies

ALISO VIEJO, Calif. and CAMARILLO, Calif.—March 18, 2015—Microsemi Corporation (Nasdaq:MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and Vitesse Semiconductor Corporation (Nasdaq:VTSS), jointly announced today that Microsemi has entered into a definitive agreement to acquire Vitesse for $5.28 per share through a cash tender offer, representing a premium of 32 percent based on the average closing price of Vitesse’s shares of common stock during the 30 trading days ended March 17, 2015. The board of directors of Vitesse unanimously recommends that Vitesse’s stockholders tender their shares in the tender offer. The total transaction value is approximately $389 million.

Headquartered in Camarillo, California, Vitesse designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems solutions for carrier, enterprise and Internet of Things (IoT) networks worldwide. Vitesse’s products enable the fastest-growing network infrastructure markets including mobile access/IP edge, enterprise cloud access, and industrial-IoT networking.

“This acquisition is further evidence of Microsemi’s continuing commitment to grow as a communications semiconductor company,” stated James J. Peterson, Microsemi chairman and CEO. “Vitesse’s highly complementary technology suite will expand our product offering and accelerate growth with differentiated technology in emerging markets, while benefitting from the increased scale, consolidated infrastructure and cost savings of the combined entity.”

“The proposed acquisition of Vitesse by Microsemi will create a powerful combination,” said Chris Gardner, Vitesse’s chief executive officer. “I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of our industrial IoT strategy.”

Microsemi expects significant synergies from this transaction and expects to see immediate accretion in the first full quarter of completion. Based on current assumptions, Microsemi expects the acquisition to be $0.16 to $0.20 per share accretive in its first full fiscal year ending September 30, 2016.

As of this date, Microsemi remains comfortable with its Jan. 22, 2015 non-GAAP guidance for its second fiscal quarter of 2015, ending March 29, 2015. Microsemi currently intends to announce it second fiscal quarter results on April 23, 2015. Further details will be forthcoming.

Tender Offer and Closing

Under the terms of the definitive acquisition agreement, Microsemi will commence a cash tender offer to acquire Vitesse’s outstanding shares of common stock at $5.28 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger which would result in all shares not tendered in the tender offer being converted into the right to receive $5.28 per share in cash. The tender offer is subject to customary conditions, including the tender of at least a majority of the outstanding shares of Vitesse’s common stock on a modified fully diluted basis and certain regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in Microsemi’s fiscal third quarter, ending June 28, 2015. No approval of the stockholders of Microsemi is required in connection with the proposed transaction. Terms of the agreement were unanimously approved by the boards of directors of both Microsemi and Vitesse. Microsemi has received support agreements from Vitesse stockholders holding approximately 22 percent of Vitesse’s outstanding common shares. Under the terms of the support agreements, these stockholders have agreed to tender their shares in the tender offer.

Under the terms of the merger agreement, Vitesse may solicit superior proposals from third parties for a “go shop” period of 21 calendar days continuing through April 7, 2015. It is not anticipated that any developments will be disclosed with regard to this process unless and until Vitesse’s board of directors makes a decision to pursue a potential superior proposal. Deutsche Bank will assist Vitesse with its go shop process. There are no guarantees that this process will result in a superior proposal. The merger agreement provides Microsemi with a customary right to match a superior proposal. The agreement also provides for certain break-up fees payable to Microsemi in connection with the termination of the agreement in certain circumstances.

BofA Merrill Lynch is providing customary committed debt financing for the acquisition.  BofA Merrill Lynch and RBC Capital Markets acted as financial advisors, and O’Melveny & Myers LLP is acting as legal adviser to Microsemi. Deutsche Bank and Needham & Company are acting as financial advisors and Stubbs Alderton & Markiles, LLP is acting as legal advisor to Vitesse.

Webcast

Microsemi is hosting an analyst day today in New York, and will briefly address details of the transaction at that event. A live webcast and the accompanying presentation relating to the transaction will be available in the “Investors” section of Microsemi’s website at www.microsemi.com.

Webcast date: March 18, 2015

Time: 9-11:30 a.m. EDT

Webcast link: http://investor.microsemi.com/Microsemi-s-Analyst-Day-2015

A replay of the company’s analyst day webcast will also be available in the “Investors” section of Microsemi’s website.

About Microsemi

Microsemi Corporation (Nasdaq: MSCC) offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and synchronization devices and precise time solutions, setting the world’s standard for time; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, Calif., and has approximately 3,400 employees globally. Learn more at www.microsemi.com.

Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

About Vitesse

Vitesse (Nasdaq: VTSS) designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems solutions for Carrier, Enterprise and Internet of Things (IoT) networks worldwide. Vitesse products enable the fastest-growing network infrastructure markets including Mobile Access/IP Edge, Cloud Access and Industrial-IoT Networking. Visit www.vitesse.com or follow us on Twitter @VitesseSemi.

Vitesse is a registered trademark of Vitesse Semiconductor Corporation in the United States and other jurisdictions. All other trademarks or registered trademarks mentioned herein are the property of their respective holders.

Microsemi Safe Harbor Statement

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi and Vitesse. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition, the potential benefits of the merger, including the potentially accretive and synergistic benefits, Microsemi’s revenue and earnings guidance, and any other statements of belief or about the Microsemi’s plans, beliefs or expectations. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Vitesse’s business will not be successfully integrated with Microsemi’s business or complement its products, including product mix and acceptance, gross margins and operational and other cost synergies; costs associated with the merger, tender offer and financing; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Microsemi and Vitesse compete; Microsemi’s reliance on government contracts for a portion of its sales, including impacts of any federal government shutdown; Microsemi’s failure to continue to move up the value chain in its customer offerings; negative or worsening worldwide economic conditions or market instability; downturns in the highly cyclical semiconductor industry; intense competition in the semiconductor industry and resultant downward price pressure; inability to develop new technologies and products to satisfy changes in customer demand or the development by the company’s competitors of products that decrease the demand for Microsemi’s products; unfavorable or declining conditions in end markets; inability of Microsemi’s compound semiconductor products to compete successfully with silicon-based products; production delays related to new compound semiconductors; variability of the company’s manufacturing yields; the concentration of the factories that service the semiconductor industry; delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities; potential effects of system outages; the effect of events such as natural disasters and related disruptions on our operations; inability by Microsemi to fulfill customer demand and resulting loss of customers; variations in customer order preferences; difficulties foreseeing future demand; rises in inventory levels and inventory obsolescence; potential non-realization of expected orders or non-realization of backlog; failure to make sales indicated by the company’s book-to-bill ratio; risks related to the company’s international operations and sales, including availability of transportation services, political instability and currency fluctuations; increases in the costs of credit and the availability of credit or additional capital only under more restrictive conditions or not at all; unanticipated changes in Microsemi’s tax provisions, results of tax examinations or exposure to additional income tax liabilities; changes in generally accepted accounting principles; principal, liquidity and counterparty risks related to Microsemi’s holdings in securities; environmental or other regulatory matters or litigation, or any matters involving contingent liabilities or other claims; the uncertainty of litigation, the costs and expenses of litigation, the potential material adverse effect litigation could have on Microsemi’s business and results of operations if an adverse determination in litigation is made, and the time and attention required of management to attend to litigation; uncertainty as to the future profitability of acquired businesses, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions; any circumstances that adversely impact the end markets of acquired businesses; and difficulties in closing or disposing of operations or assets or transferring work, assets or inventory from one plant to another. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in the company’s most recent Form 10-K and all subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors may be identified from time to time in Microsemi’s future filings. The forward-looking statements included in this release speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances. Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of certain items that have been excluded from the forward-looking non-GAAP measures, and a reconciliation to the comparable GAAP guidance has not been provided because certain factors that are materially significant to Microsemi’s ability to estimate the excluded items are not accessible or estimable on a forward-looking basis.

Vitesse Safe Harbor Statement

Certain statements either contained in or incorporated by reference into this press release, other than purely historical information, including estimates, projections and statements relating to Vitesse’s business plans and objectives, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Vitesse and Microsemi to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. The forward-looking statements contained in this release are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Vitesse’s stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions contemplated by the merger agreement on Vitesse’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of Vitesse, including those set forth in Vitesse’s filings with the SEC, especially in “Item 1A. Risk Factors” of Vitesse’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the SEC on December 4, 2014 and in other periodic reports and filings with the SEC from time to time, including Vitesse’s Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Vitesse expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Notice to Investors

The tender offer for the outstanding shares of common stock of Vitesse has not yet commenced. This press release is for informational purposes only and no statement in this press release is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Microsemi Corporation and a wholly-owned subsidiary of Microsemi Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Vitesse will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Vitesse’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Source: Microsemi Corporation

SUBJECT: All Hands Meeting: Today’s News

BODY: Vitesse’s CEO will host all hands meetings to discuss today’s company news: Microsemi Corporation to Acquire Vitesse Semiconductor Corporation

Kindly join the call time that makes the most sense for your time zone.

Important Information and Where To Find It

The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Vitesse Semiconductor Corporation (“Vitesse”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and LLIU100 Acquisition Corp., a wholly-owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and Vitesse will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials, when prepared and ready for release, will be made available to Vitesse’s stockholders at no expense to them. In addition, investors and security holders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement.

All Hands Meeting

VITESSE

Making next-generation networks a reality.

March 2015

All Hands Meeting March 2015

Announcement Microsemi to acquire Vitesse Cash tender offer process Purchase price: $5.28 per share 32% premium based on average closing price of Vitesse’s shares of common stock during the 30 trading days ended March 17, 2015 Total transaction value: ~$389M Go shop period for superior proposals through April 7, 2015 Full press release available online 2

Company Overview

- **Leading-Edge Semiconductor Solutions Differentiated by:**
  - Performance
  - Reliability
  - Security
  - Power

- **Doubled in Revenue Over Last 5 Years!**
  - FY 2014 Revenue: $1.14B
  - FPGA
  - Timing
  - Mixed-Signal/RF
  - Discretes

Microsemi
© 2015 Microsemi Corporation.
Power Matters.™ 3

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Focused Markets and Apps: Solving The Difficult Problems

Communications 36% of Revenue*	Defense & Security 28% of Revenue*	Aerospace 13% of Revenue*	Industrial 23% of Revenue*
Wireless Backhaul	Military Communication	Commercial Air	Industrial Control
Base Station	Military Aircraft	Engine Control	Medical Devices
Routing & Switching	Unmanned Vehicle	Avionics	Alternative Energy
Networking	Information Assurance	Actuation	Hybrid Vehicles
Access & CPE	Security Scanners	Space	SEMI Cap Equipment
Wireless Terminal	Anti-Tamper	Power Delivery	Machine to Machine
Fiber Optic Backhaul		Payload Electronics	
		Launch Systems	

ZTE HUAWEI ERICSSON L3 communications Honeywell Rolls-Royce Medtronic

CISCO Raytheon BOEING LOCKHEED MARTIN GE

SAMSUNG NORTHROP GRUMMAN AIRBUS ST. JUDE MEDICAL

*Based on FQ1 2015 revenue

© 2015 Microsemi Corporation.

Microsemi Power Matters.™ 4

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Important Information And Where To Find It The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Vitesse Semiconductor Corporation (“Vitesse”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and LLIU100 Acquisition Corp., a wholly-owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and Vitesse will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials, when prepared and ready for release, will be made available to Vitesse’s stockholders at no expense to them. In addition, investors and security holders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. 5

Questions?

VITESSE

Making next-generation networks a reality.

Questions?